JOHN WORTHINGTON

CEO AND FOUNDER OF TECH 2U, SIRCLES AND FIREUP ESPORTS LOUNGE

PERSONAL STATEMENT

I have a proven track record of leadership and a relentless commitment to driving organizational excellence. I thrive on strategic vision, fostering growth, and delivering sustainable success, making a meaningful impact on both my team and the bottom line.

SKILLS

- Leadership
- Mentorship
- Business Development
- Team building
- Recruiting
- Contract negotiations
- Strategic planning
- Developing first-class marketing campaigns
- Leadership and Mentorship
- Financial management, Investing

DEGREES AND LICENSES

California State University Sacramento
Bachelor of Science in Business Marketing
- Graduated 1997

California Real Estate License
- Received 1998

CONTACT

Cell:
Email:

CAREER SUMMARY

FireUp Esports Lounge
CEO | Co-Founder 2019-Present
- Created, Designed and launched Sacramento's first premiere e-sports lounge.
- Achieved almost $30K in revenue within 3 months of opening prior to Covid-19.

Sircles Media Inc.
CEO | Co-Founder 2018-Present
- Successfully secured $670,000 in investments from angel investors.
- Created a brand based on the concept of sharing recommendations with friends.
- Acquired "Sircles" trademark, and hired a team to build a cross-platform mobile app with an intuitive user experience that delivers value to both users and businesses.

Tech 2U
CEO | Co-Founder 2003-Present
- Founded and grew successful IT company inception to nearly $10M in annual revenue.
- Expanded services from in-shop and mobile tech support to include remote support, managed services, web design, digital marketing, and consulting.
- Developed brand identity and launched successful, traditional and digital marketing campaigns. Established key strategic partnership with top morning radio show in the country.

RE/MAX Professionals
Realtor | 1998-2005
- Top 1% of real estate agents in the nation